

January 6, 2021

David L. Shrier
Chief Executive Officer
Adit EdTech Acquisition Corp.
1345 Avenue of the Americas, 33rd Floor
New York, New York 10105

     Re: Adit EdTech Acquisition Corp.
         Registration Statement on Form S-1
         Filed December 23, 2020
         File No. 333-251641

Dear Mr. Shrier:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Amended and Restated Certificate of Incorporation, Exhibit 3.2, page 3

1. Section 5.4 of your amended and restated certificate of incorporation provides that if the Company engages in a proxy solicitation in connection with any proposed initial business combination, the Company will consummate such initial business combination if "a majority of the then outstanding shares of Common Stock present and entitled to vote at the meeting to approve the initial Business Combination are voted for the approval of such initial Business Combination." However, disclosures at page 23 and elsewhere in your prospectus state that if you seek stockholder approval, you will complete your initial business combination only if a majority of the outstanding shares of common stock voted are voted in favor of the business combination. Please revise to address the inconsistency or advise.

Form of Warrant Agreement, Exhibit 4.4, page II-5

2.   We note that the form of warrant agreement filed as Exhibit 4.4 provides that the registrant agrees that any action, proceeding or claim against it arising out of or relating in any way to the agreement shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and irrevocably submits to such jurisdiction, "which jurisdiction shall be exclusive." If this provision requires investors in this offering to bring any such action, proceeding or claim in the courts of the State of New York or the United States District Court for the Southern District of New York, please disclose such provision in your registration statement, and disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If the provision applies to actions arising under the Securities Act or Exchange Act, please also add related risk factor disclosure. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the provision in the warrant agreement states this clearly.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Diane Fritz, Staff Accountant, at (202) 551-3331 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Timothy S. Levenberg, Special Counsel, at (202) 551-3707 or, in his absence, Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Patrick B. Costello, Esq.